Exhibit 21.1

Name of Subsidiary	Jurisdiction of Incorporation	Ownership

Micromet Holdings, Inc.	Delaware	100% owned by Micromet, Inc.

Micromet AG	Germany	100% owned by Micromet Holdings, Inc.

Cell-Matrix, Inc.	Nevada	100% owned by Micromet, Inc.

Tarcanta, Inc.	Delaware	100% owned by Micromet, Inc.

Tarcanta Limited	Ireland	100% owned by Tarcanta, Inc.